Filed by Alliance Data Systems Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Conversant, Inc.
Commission File No.: 001-31357

Sales Talking Points

•	Alliance Data has reached agreement to acquire Conversant (NASDAQ: CNVR), a major player in the ad tech space, for approximately $2.3 billion.  Conversant has 1,400 associates based in the US and in
Europe.  Primary locations include Westlake Village, CA, San Francisco, Chicago and New York.

•	Conversant is comprised of two segments: Media and Affiliate.
•	The Media segment is a technology-enabled services business that leverages rich behavioral and first-party online and offline data to drive personalized display ads online, on mobile devices, and through video, for major advertisers.
•	The Affiliate segment, known as CJ Affiliate, is the world's largest affiliate network and supports advertisers by leveraging the power of 60,000 publishers (websites and mobile applications) to help advertisers reach and acquire new customers online.

•	Conversant's rich technology and data assets will strengthen Epsilon's ability to recognize and reach our clients' customers across all channels, with particular new scale now in digital channels including display, mobile and video.

•	Conversant's unique Common ID offering, based on billions of digital impressions along with rich offline first-party data, will be a powerful addition to Epsilon's existing data and customer identification capabilities, presenting an opportunity for unique cross device identification, personalization and measurement.

•	Conversant is a major scale player in ad tech :
•	8,000 monthly campaigns
•	Reaches 80% of web across 10,000 sites
•	Database of 400 million devices
•	200 million persistent anonymous profiles with over 200 data points each

•	Conversant serves major global clients including 70 of the top 100 retailers, 3 of the top 4 telcos, 7 of the top 10 auto manufacturers and 8 of the top 10 pharmaceuticals.

•	Conversant's leadership team, led by CEO John Giuliani, formerly of Dotomi and Catalina Marketing, will stay on and become part of the Epsilon/Conversant leadership team.

•	Upon closing, the combined company will create the one company that truly operates globally, at scale across all major channels, with significant new heft now in targeted display across web, video and mobile, with a shared DNA in the power of leveraging data to understand customers, reach them across devices, and engage them with meaningful, tailored creative content.

•	Epsilon's current Targeted Display offering has already demonstrated the power of bringing rich offline, transactional data online to enable data-driven display advertising.  Conversant's offering will further accelerate this offering with unique cross-device identification, and additional deep online and offline data.

•	Epsilon's digital messaging platform, Agility Harmony™, will be greatly enhanced as we bring
Conversant's platforms together with Agility Harmony.  Agility Harmony is designed for omnichannel communications but is email-centric.  Conversant's platforms are display, mobile and video centric.
Together we will be able to offer clients more powerful omnichannel capabilities that will allow us to measure performance across channels and ultimately determine attribution.

•	We expect the acquisition to close before year-end and look forward to sharing more with you at that time.  In the meantime our priority is to have both companies finish out the year with strong execution.

•	We will operate business as usual until the deal closes at year end. Over the next 3 months we will work on a cross sell protocol for shared clients and opportunities.

•	If clients or prospects have specific questions around the transaction please reach out to Don Steele.

Important Information for Investors and Stockholders
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.  This communication may be deemed to be solicitation material in respect of the proposed merger between Conversant, Inc. and a subsidiary of Alliance Data Systems Corporation. In connection with the proposed merger, Alliance Data intends to file with the United States Securities and Exchange Commission (SEC) a registration statement on Form S-4 containing a proxy statement/prospectus.  After the registration statement has been declared effective by the SEC, the definitive proxy statement/prospectus will be delivered to stockholders of Conversant. SECURITY HOLDERS OF CONVERSANT ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE MERGER THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain copies of the registration statement and proxy statement/prospectus (when available) and other documents filed by Alliance Data and Conversant, without charge, through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by Alliance Data will be made available free of charge on Alliance Data's website at www.alliancedata.com. Copies of documents filed with the SEC by Conversant will be made available free of charge on Conversant's website at www.conversantmedia.com.

Safe Harbor Statement/Forward Looking Statements
Certain information set forth in this communication, including financial estimates, projections about the industries and markets in which Alliance Data and Conversant operate, and statements as to the expected timing, completion and effects of the proposed merger between Alliance Data and Conversant, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements may use words such as "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "predict," "project," "would" and similar expressions as they relate to each company or their respective management teams. These estimates and statements are subject to risks and uncertainties that could cause actual results to differ materially from those expected in or suggested by such statements. Such estimates and statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, the combined company's plans, objectives, expectations (financial or otherwise) and intentions, the estimated timetable for completing the transaction and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of Alliance Data and/or Conversant and are subject to significant risks and uncertainties outside of our control.

Risks and uncertainties related to the proposed merger include, among others: the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the risk that Conversant stockholders may not adopt the merger agreement; the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated; uncertainties as to the timing of the merger; competitive responses to the proposed merger; response by activist shareholders to the merger; risks that any of the closing conditions to the proposed merger may not be satisfied in a timely manner; unexpected costs, charges or expenses resulting from the merger; litigation relating to the merger; the outcome of pending litigation; risks related to the disruption of management time from ongoing business operations due to the proposed merger; failure to realize the benefits expected from the proposed merger; changes in general economic and/or industry-specific conditions; and the effect of the announcement of the proposed merger on the ability of Alliance Data and Conversant to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally. For further information regarding factors affecting future results of Alliance Data and Conversant, please refer to their respective Annual Reports filed on Form 10-K for the year ended December 31, 2013, Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 2014, and other documents filed by Alliance Data and Conversant with the SEC, which are available at the SEC's website http://www.sec.gov. Neither Alliance Data nor Conversant is under any obligation, and each expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise, except as required by law. Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Participants in the Solicitation
Alliance Data Systems Corporation and Conversant, Inc. and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Conversant common stock in respect of the proposed transaction. Information about Alliance Data's directors and executive officers is set forth in the proxy statement for Alliance Data's 2014 Annual Meeting of Stockholders, which was filed with the SEC on April 21, 2014. Information about Conversant's directors and executive officers is set forth in the proxy statement for Conversant's 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 28, 2014. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, through securities holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed merger when they become available.  Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.  You may obtain free copies of these documents from Alliance Data or Conversant using the sources indicated above.